Metalline Mining Company

1330 East Margaret Avenue

Coeur d’Alene, ID  83815

July 8, 2005

VIA EDGAR AND OVERNIGHT COURIER

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0405

Re:	Metalline Mining Company Form 10-KSB, filed January 31, 2005 (“Form 10-KSB”) File No. 0-27667

Dear Mr. Schwall:

As discussed with Kimberly Calder of your office, Metalline Mining Company (the “Company”) is transmitting herewith as correspondence to our proposed Amendment No. 1 (the “10-KSB Amendment”) to the Form 10-KSB referenced above.  In this letter we respond to the comments of the Commission staff contained in your letter dated June 20, 2005.  Numbered paragraphs below correspond to the numbered comments in that letter; your comments are reproduced in bold.  With the hand-delivered courtesy copies of this letter, we have also enclosed a copy of the 10-KSB Amendment in paper format marked to show changes to the financial statements and notes thereto from those in the original Form 10-KSB.  We intend to file the 10-KSB Amendment upon resolution of all comments.

Financial Statements

1.             Remove all references in your financial statements to mineral property or similar descriptions. Instead, refer to specifically what you hold. For example, state that you hold an option to acquire an interest or claim or other interest relating to an unproven property, or otherwise precisely refer to what it is that you hold. Ensure that each significant item is disaggregated as a separate line item on the face of your balance sheets.

We have removed all references in our financial statements to mineral property or similar descriptions, and have instead referred to specifically what we hold.  We have also ensured that each significant item is disaggregated as a separate line item on the face of our balance sheets.

2.             It is our position that a final feasibility study showing proven and probable reserves is required before costs of acquisition and exploration can be treated as assets. As such, it is unclear how you have capitalized costs of acquiring mineral properties. Explain to us or revise to expense these costs when incurred.

We respectfully submit that it is our position that we have accurately characterized the Company’s concessions as assets of the Company, on the basis that in Mexico a concession is a real property interest that includes the right to mine and exploit the mineral rights, and is considered a marketable asset that is routinely bought and sold for value in the Mexican market.  The Company’s concessions were all acquired by purchase from the previous owners of the concessions and some of the Company’s concessions include surface rights in addition to the mineral rights of the real property.  These assets have been recorded in the Company’s financial statements at the price for which they were purchased as the measure of their value on the market.

Certifications

3.             Your certifications are not properly worded. Please provide the certifications, as detailed in our release Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which can be accessed at http://www.sec.gov/rules/final/33-8238.htm.  This release was effective August 13, 2003. Additionally, such certifications should be filed as Exhibit 31 to your document. Please note that the certifications regarding internal controls need not be provided until the first annual report required to contain management’s report on internal control over financial reporting.

We have provided revised certifications that contain the proper wording as exhibits to the 10-KSB Amendment.

ENGINEERING COMMENTS

General

4.             In future filings provide the disclosures required by Industry Guide 7(b). In particular, provide:

•      The location, means of access to the property, and major transportation routes from the property.

•      Any conditions that must be met in order to obtain or retain title to the property.

•      A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•      A description of any work completed on the property and the present condition.

•      The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•      Provide a description of equipment and other infrastructure facilities.

•      The current state of exploration of the property.

•      The total cost the property has incurred to date and planned future costs.

•      The source of power and water that can be utilized at the property.

•      If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

We respectfully submit that in future filings we will provide the disclosures required by Industry Guide 7(b).

5.             In future filings insert a small-scale map showing the location and access to the property. Note that SEC’s EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need additional assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for our review.

We respectfully submit that in future filings we will insert a small-scale map showing the location and access to the Company’s property.

6.             In future filings add a risk factor that addresses the fact that the probability of an individual prospect ever having “reserves” that meet the requirements of Industry Guide 7 is extremely remote, in all probability the properties do not contain any reserves, and any funds spent on exploration will probably be lost.

We respectfully submit that in future filings we will add a risk factor that addresses the fact that the probability of an individual prospect ever having “reserves” that meet the requirements of Industry Guide 7 is extremely remote, in all probability the properties do not contain any reserves, and any funds spent on exploration will probably be lost.

7.             Expand the disclosure concerning the exploration plans for the properties, in future filings:

•      Disclose a brief geological justification for all exploration projects written in non-technical language.

•      Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•      If there is a phased program planned, briefly outline all phases.

•      Alternatively, disclose there are no current detailed plans to conduct exploration on the property.

•      Disclose how the exploration program will be funded.

•      Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

We respectfully submit that in future filings we will expand the disclosure concerning the exploration plans for the properties, including those items set forth in your letter.

8.             “Ores” or “ore body” - Under SEC Industry Guide 7, the terms “ores” or “ore body” are treated the same as the term “reserve.” Since all deposits are not necessarily reserves, remove the term “ores” from this definition in future filings.

We respectfully submit that in future filings we will refrain from using the term “ores” when discussing potential mineral deposits.

9.             The filing refers to a press release dated September 13, 2004 disclosing a tonnage and grade for the Iron Oxide (Red Zinc) Manto. Only those measures of reserves set forth in Industry Guide 7 are permitted in filings with the SEC. In future filings define whether these quantities and the quality of data designate proven, probable or mineralized material as allowed by Industry Guide. 7. Please note that it is the staff’s position that mineral “reserves” for a mineral property cannot be designated unless:

•      Competent professional engineers conduct a detailed engineering and economic feasibility study, and the study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

•      The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Revise the disclosure accordingly. In addition, revise the disclosure throughout this document to ensure the company does not prematurely indicate mining operations on a property before a proper feasibility study and economic viability determination has been conducted. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

We respectfully submit that in future filings we will revise our disclosure to define whether the quantities and the quality of data for the Iron Oxide (Red Zinc) Manto designate proven, probable or mineralized material as allowed by Industry Guide 7 and to ensure that the Company has not prematurely indicated mining operations on any of the Company’s properties before a proper feasibility study and economic viability determination has been conducted.

10.          Mineral resources must have “reasonable prospects for economic extraction.” This means that any reportable “resource” estimates must have been delimited using an economically based “cutoff” to segregate “resources” from just “mineralization.” In future filings provide the unit cutoffs used to delimit the tonnage estimates. Also, provide an analysis that substantiates that the cutoffs used were based on reasonable economic assumptions. Or if the resource estimates are not based on economic cutoffs, remove the estimates.

We respectfully submit that in future filings either we will provide the unit cutoffs used to delimit tonnage estimates and will provide an analysis that substantiates that the cutoffs used were based on reasonable economic assumptions or we will remove the resource estimates.

Closing Comments

The Company hereby acknowledges that:

1)             the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the Commission;

2)             Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)             the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (208) 665-2002 should you have any questions or additional comments.

Sincerely,

/s/ Merlin Bingham

Merlin Bingham

MB/

cc:     Andrew J. Schultheis, Esq. Witherspoon, Kelley, Davenport & Toole, P.S.
Richard A. Repp, Esq., Witherspoon, Kelley, Davenport & Toole, P.S.
Kevin Williams, Williams & Webster, P.S.
Chris Cardwell, Williams & Webster, P.S.